Exhibit 99.1

TOYO Appoints Yasunari Harada as Chief Financial Officer and A Director

TOKYO, Japan, July 1, 2026 – TOYO Co., Ltd (Nasdaq: TOYO) (OTC: TOYWF), (“TOYO” or the “Company”), a solar manufacturing company, today announced the appointment of Yasunari Harada as Chief Financial Officer and a director of the Company, effective July 1. Mr. Harada, a seasoned executive with over 30 years of senior leadership at leading investment banks, will play a central role in strengthening the Company’s financial strategy, investor relations and capital markets engagement. Mr. Harada is replacing Taewoo “Raymond” Chung, who resigned as Chief Financial Officer and a director, effective June 30, 2026.

Mr. Harada’s career spans some of the most respected institutions in global finance. He began at The Industrial Bank of Japan before holding senior roles as Vice President at Morgan Stanley Securities, Executive Director at BNP Paribas Securities, and Managing Director & Head of Financial Institutions at Société Générale Securities in Tokyo. He has served on the boards of financial institutions across Asia and Central Asia, including Kyrgyzkommertsbank, Solid Bank, and Khan Bank. Mr. Harada holds a bachelor of law degree from Kyushu University and is fluent in Japanese and English.

“Yasunari’s appointment marks a defining moment for TOYO,” said Mr. Takahiko Onozuka, Chief Executive Officer. “His extensive experience will be instrumental as we refine our financial strategy, deepen our engagement with the investment community, and expand our institutional footprint. We also extend our sincere gratitude to Mr. Chung for his dedicated service to TOYO, and wish him every success in his future endeavors.”

Mr. Harada’s appointment strengthens a leadership team already positioned for the next phase, bringing world-class financial discipline, cross-border capital markets access, and the credibility of a career built at globally recognized institutions.

“TOYO has a strong foundation, and I am dedicated to helping drive our growth,” said Mr. Harada. “I look forward to working closely with Mr. Onozuka and the entire team to build shareholder value, strengthen our financial position, and demonstrate TOYO’s potential to the global investment community.”

About TOYO Co., Ltd.

TOYO is a solar manufacturing company that is committed to becoming a vertically integrated solar manufacturer in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells and modules at a competitive scale and cost.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in TOYO’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in TOYO’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. TOYO specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contact Information:

For TOYO Co., Ltd.

IR@toyo-solar.com

Crocker Coulson

Email: crocker.coulson@aumadvisors.com

Tel: (646) 652-7185